UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)
                               (Amendment No. 2)*


                          INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                         AND AMENDMENTS THERETO PURSUANT
                                TO RULE 13d-2(a)


                              DIRECTPLACEMENT, INC.
                    ----------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    25459F109
                            ------------------------
                                 (CUSIP Number)


                Alan N. Forman, Brown Rudnick Berlack Israels LLP
                 120 West 45th Street, New York, New York 10036
      --------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                 August 15, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 25459F109                                            Page 2 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:      Brian M. Overstreet
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States and Canada
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               6,717,176
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         3,419,193
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     6,717,176
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,919,193
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,136,369
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 25459F109                                            Page 3 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:      Midori USA Corporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         1,919,193
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,919,193
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,919,193
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement is being filed jointly by Brian M. Overstreet and Midori USA Corporation ("Midori"). The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

         Mr. Overstreet and Midori hereby amend the Statement on Schedule 13D dated June 11, 2001 and Amendment No. 1 dated December 21, 2001 (collectively, the "Amended Statement") filed by them with respect to the common stock, $.0001 par value per share ("Common Stock"), of DirectPlacement, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 3655 Nobel Drive, Suite 540, San Diego, California 92122.

         The purpose of this Amendment No. 2 is to report that on August 15, 2002, each of Mr. Overstreet and Midori exercised performance warrants issued by the Issuer in a cashless transaction for shares of Common Stock.

         Each reporting person is responsible for the completeness and accuracy of only that information concerning such reporting person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other reporting person. Neither reporting person knows or has reason to believe that any information concerning the other reporting person contained herein is inaccurate, and the execution of any subsequent amendment by each reporting person shall constitute a representation by such reporting person that it or he neither knows nor has reason to believe that any information concerning the other reporting person contained in such amendment is inaccurate at the time of such execution. Each reporting person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other reporting person or (ii) the timeliness of any such filing.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either reporting person. Items and sub-items not expressly addressed herein are inapplicable with respect to the reporting persons, or the responses to them with respect to the reporting persons either are negative or have not changed from those of the Amended Statement.

Item 2.  Identity and Background.

         (a)      This statement is filed by (i) Brian M. Overstreet and (ii)
                  Midori.

         (b) The business address of Brian M. Overstreet is 3655 Nobel Drive, Suite 540, San Diego, California 92122.

                  The business address of Midori is c/o DirectPlacement, Inc., 3655 Nobel Drive, Suite 540, San Diego, California 92122.

         (c) Mr. Overstreet is a member of the Board of Directors and President and Chief Executive Officer of the Issuer. The Issuer (and its subsidiaries) is a financial technology company and a leading provider of independent research to institutional investors. The Issuer is located at the address set forth in 2(b) above. Midori is a Delaware corporation that holds securities of the Issuer. Midori is located at the address set forth in 2(b) above.

         (d) No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mr. Overstreet is a citizen of the United States and Canada.

                  Midori is incorporated in the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 11, 2001, (i) Mr. Overstreet surrendered 8,071,875 shares of the Issuer's Common Stock in exchange for the Issuer's performance warrants (the "Performance Warrants") exercisable for 8,071,875 shares of Common Stock upon the satisfaction of certain performance targets and (ii) Midori surrendered 2,306,250 shares of Common Stock in exchange for Performance Warrants exercisable for 2,306,250 shares of Common Stock upon the satisfaction of certain performance targets. The Performance Warrants are exercisable until May 31, 2011 at an exercise price of $.001 per share and vest based upon the satisfaction by the Issuer of certain performance targets. The first fifty percent (50%) of the shares issuable upon the exercise of the Performance Warrants (the "Warrant Shares") shall vest upon (i) the Issuer (or any subsidiary thereof) reporting cumulative total revenues commencing with the quarter ending June 30, 2001 (the "Initial Quarter") and thereafter during the Exercise Period ("Cumulative Total Revenues") of not less than $10 million, or
(ii) the Issuer (or any subsidiary thereof) reporting cumulative EBITDA (earnings before the payment of interest and taxes and before any deduction for depreciation and amortization) commencing with the Initial Quarter and thereafter during the Exercise Period ("Cumulative EBITDA") of not less than $1 million; or (iii) the Issuer (or any subsidiary thereof) reporting cumulative Gross Placements (as hereinafter defined) commencing with the Initial Quarter and thereafter during the Exercise Period ("Gross Placements") of not less than $50 million. The remaining Warrant Shares shall vest upon (i) the Issuer (or any subsidiary thereof) reporting Cumulative Total Revenues commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $20 million, or (ii) the Issuer (or any subsidiary thereof) reporting Cumulative EBITDA commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $2 million; or (iii) the Issuer (or any subsidiary thereof) reporting Cumulative Gross Placements commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $100 million (collectively, the "Remaining Warrant Share Targets"). Satisfaction of 25% of either of the Remaining Warrant Share Targets accelerates the vesting with respect to 25% of the remaining Warrant Shares. "Gross Placements" means the gross proceeds received by third party issuers resulting from the sale or placement of its securities by the Issuer and/or its subsidiaries to investors without reduction, offset, or decrease for any costs or expenses incurred by such issuer and its subsidiaries in connection therewith.

         On August 14, 2002, the Issuer filed its Quarterly Report on Form 10-QSB reporting Cumulative Total Revenues of not less than $10 million. As of August 15, 2002, (i) Mr. Overstreet was issued a total of 4,026,551 shares of Common Stock in connection with his cashless exercise of 4,026,551 Performance Warrants issued to him, and (ii) Midori was issued a total of 1,150,443 shares of Common Stock in connection with its cashless exercise of 1,150,443 Performance Warrants issued to it.

Item 4.  Purpose of Transaction.

         The exercise of the Performance Warrants by Mr. Overstreet and Midori was for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         Mr. Overstreet beneficially owns 10,136,369 shares of the Issuer's Common Stock, including (i) 1,919,193 shares of Common Stock beneficially owned by Midori, (ii) 765,000 shares of Common Stock beneficially owned by Ms. Pruitt (by virtue of the voting rights granted to Mr. Overstreet under a voting agreement), and (iii) 735,000 shares of Common Stock beneficially owned by Mr. Hill (by virtue of the voting rights granted to Mr. Overstreet under a Voting Agreement). Based upon 28,718,302 shares of Common Stock outstanding as of August 15, 2002, Mr. Overstreet beneficially owns 35.3% of the shares of Common Stock outstanding as of such date. Mr. Overstreet has sole voting power with respect to 6,717,176 shares of Issuer's Common Stock and the shared voting power with respect to 3,419,193, including 765,000 shares of Common Stock beneficially owned by Susanne Pruitt and 735,000 shares of Common Stock beneficially owned by Raymond Hill, III, each pursuant to a voting agreement dated June 11, 2001, and 1,919,193 shares of Common Stock beneficially owned by Midori with respect which Mr. Overstreet is a Managing Director and sole signatory. Mr. Overstreet has the sole dispositive power with respect to 6,717,176 shares of Common Stock and shared dispositive power with respect to 1,919,193 shares of Common Stock owned by Midori. Midori is a wholly owned subsidiary of Midori Securities Corporation, a Turks & Caicos corporation, which in turn, is wholly owned by the Greencastle Trust, a Bermuda based trust established in 1995 and administered in Zurich, Switzerland by Swisspartners Investment Network (the "Trust"). Mr. Overstreet is the sole protector of the Trust and is authorized to appoint and remove the trustees of the Trust.

         Midori beneficially owns 1,919,193 shares of the Issuer's Common Stock, or 6.7% of the shares of Common Stock outstanding as of August 15, 2002. Midori does not have sole voting power or sole dispositive power with respect to shares of Common Stock beneficially owned by it. Midori shares the voting power and the dispositive power with respect to 1,919,193 shares of Common Stock with Mr. Overstreet.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In June 2001, Midori agreed to issue options to purchase shares of Common Stock and Performance Warrants owned by it. Under such agreements, Midori issued options to purchase an aggregate of (i) 419,783 shares of Common Stock owned by it and (ii) 1,259,350 Performance Warrants owned by it. Following the exercise by Midori of the Performance Warrants, the option holders have the right to acquire the shares issued upon exercise of the Performance Warrants in lieu of acquiring the Performance Warrants. Each of the options to purchase shares of Common Stock and Performance Warrants are exercisable until March 31, 2005 at an exercise price of $1.00 per share or per Performance Warrant, as the case may be.

Item 7.  Material to be Filed as Exhibits.

         None

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 19, 2002
---------------
    (Date)



                                       /s/ BRIAN M. OVERSTREET
                                       -------------------------------------
                                       Brian M. Overstreet



                                       MIDORI USA CORPORATION



                                       By: /s/ BRIAN M. OVERSTREET
                                           ---------------------------------
                                           Name: Brian M. Overstreet
                                           Title: Managing Director